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                                                                    EXHIBIT 99.5


                    [TOWER FINANCIAL CORPORATION LETTERHEAD]


Dear Shareholder:

         I am pleased to offer our shareholders an investment opportunity. We are raising capital through an offering of rights to purchase additional shares of our common stock. Existing shareholders have a priority right to purchase the shares to be sold. Enclosed are a Prospectus, a Subscription Certificate, Instructions Regarding Subscription Certificates and other materials relating to the Rights Offering currently being conducted by Tower Financial Corporation. Before making an investment decision, please review the enclosed Prospectus, which describes Tower Financial Corporation and the Rights Offering. You will find answers to some questions you may have about the Rights Offering, beginning on page 6 of the Prospectus.

         Each shareholder and optionholder of Tower Financial Corporation as of the close of business on May 31, 2002 has received one non-transferable "right" for each share of our common stock owned or subject to an exercisable option as of that time. You may purchase one share of our common stock at the price of $10.75 per share for every two rights received. The maximum number of "primary" shares that you may subscribe for by exercising your rights is imprinted on the enclosed Subscription Certificate. In addition, shareholders who exercise their rights to the fullest possible extent (other than any rights they may receive due to their status as optionholders) will have an "oversubscription privilege," which entitles them to subscribe for shares, at the $10.75 subscription price, that other rights holders decline to purchase, up to a maximum combined subscription of 100,000 shares per subscriber. Optionholders do not have an oversubscription privilege. Please use the enclosed Subscription Certificate if you wish to subscribe for shares.

         In addition, Tower Financial Corporation may conduct a limited public offering of any shares that are not subscribed for in the Rights Offering. This offering would be available only to persons selected by us, in our sole discretion, who would have the opportunity to subscribe to purchase shares at $10.75 per share, up to a maximum subscription of 100,000 shares per subscriber unless we waive this limitation in our sole discretion. We will not sell any shares in the limited public offering unless all valid subscriptions tendered in the Rights Offering have been satisfied completely.

         THE RIGHTS OFFERING AND YOUR RIGHTS WILL EXPIRE AT THE CLOSE OF BUSINESS ON AUGUST 21, 2002. You are not required to participate in the Rights Offering, but, if you wish to subscribe, read the Instructions Regarding Subscription Certificates and complete, execute and submit the Subscription Certificate, along with full payment for all shares for which you are subscribing. Please be sure your Subscription Certificate and payment are received by the subscription agent prior to the close of business on the Expiration Date.

         Please note that the enclosed Subscription Certificate and related Instructions Regarding Subscription Certificates pertain to our shares of common stock for which you hold certificates. If you hold additional shares in the name of your bank or broker, you will receive a separate notice concerning the Rights Offering from your bank or broker requesting your instructions with respect to rights relating to those shares. If you do not receive such notice, please contact your bank or broker.


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         We invite you to attend one of our investor meetings to be held on
Tuesday, August 6, 2002, and Wednesday, August 7, 2002 at 6:00 p.m. at our headquarter location, 116 E. Berry Street, Fort Wayne, Indiana. We will discuss the rights offering and the business of Tower Financial Corporation.

         If you have questions about Tower Financial Corporation or the Rights Offering, please contact Stifel, Nicolaus & Company, Incorporated, the lead marketing agent for the Rights Offering. If you have questions about completing your Subscription Certificate, please contact EquiServe Trust Company, N.A., our subscription agent. Contact information for both the lead marketing agent and the subscription agent are indicated in both the Prospectus and the Instructions Regarding Subscription Certificates.

                                        Sincerely,

                                        Donald F. Schenkel
                                        Chairman of the Board, President
                                        and Chief Executive Officer


THIS LETTER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS. THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.